FREYR BATTERY

412F, route d’Esch, L-2086 Luxembourg

Grand Duchy of Luxembourg

June 11, 2021

VIA EDGAR Thomas Jones Erin Purnell Office of Manufacturing Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	FREYR Battery (the “Company”)

Registration Statement on Form S-4

File No. 333-254743

Dear Mr. Jones and Ms. Purnell:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-254743) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 14, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Denis Klimentchenko of Skadden, Arps, Slate, Meagher & Flom (UK) LLP at +44 20 7519-7289 and that such effectiveness also be confirmed in writing.

Very truly yours,

FREYR Battery

By:	/s/ Daniel Barcelo
	Name:	Daniel Barcelo
	Title:	Authorized Representative

cc:	Maurice Dijols

FREYR Battery

cc:	Danny Tricot, Denis Klimentchenko

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Mark C. Solakian, Mark B. Baudler, Steven V. Bernard, Jennifer Fang and Kenisha D. Nicholson

Wilson Sonsini Goodrich & Rosati